Exhibit 12.1

COOPER STANDARD HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	Predecessor						Successor
	Year Ended December 31,				January 1 to December 23,		December 24 to December 31,	Combined 2004		December 31,		December 31,
	2002		2003		2004		2004			2005		2006
Earnings (loss) from continuing operations before income taxes, adjustment for minority interests in consolidated subsidiaries and income or loss from equity investments	109.9		91.6		117.3		(6.3)	111.0		9.6		(15.0)
Plus:
Fixed charges	12.7		11.9		9.1		5.8	15.0		71.6		92.9
Earnings available for fixed charges	122.6		103.5		126.4		(0.5)	126.0		81.2		77.9
Fixed charges
Interest expenses	8.1		7.6		4.2		5.8	10.0		66.6		87.1
Estimated interest factor for rentals	4.6		4.3		4.9		0.0	4.9		5.0		5.8
Fixed charges	12.7		11.9		9.1		5.8	15.0		71.6		92.9
Ratio of earnings to fixed charges	9.7	x	8.7	x	13.9	x	—	8.4	x	1.1	x	—
Deficiency							—					—